UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2024

Commission File Number: 001-37710

HUTCHMED (CHINA) LIMITED

(Translation of registrant’s name into English)

48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

HUTCHMED (CHINA) LIMITED

Form 6-K

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	2023 Annual Report
Exhibit 99.2	Announcement relating to 2023 annual report and notice of annual general meeting
Exhibit 99.3	Notice of 2024 annual general meeting
Exhibit 99.4	Circular of 2024 annual general meeting
Exhibit 99.5	Form of proxy for holders of ordinary shares
Exhibit 99.6	Depositary’s notice of annual general meeting
Exhibit 99.7	Voting instruction form for holders of American depositary shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUTCHMED (CHINA) LIMITED

By:	/s/ Johnny Cheng
Name:	Johnny Cheng
Title:	Chief Financial Officer

Date: April 8, 2024

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